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APPALACHIAN FOOTBALL CLUB

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Liked by **pmihitch** and **34 others**

appalachianfc Your chance to join our Ownership Group: We're so humbled & honored by the amazing support over last year in the High Country & all over the US. We did something pretty cool. We're offering fans opportunity to join our Squatchy Ownership Group. We've launched a Fans Invitation to reserve investment. If there's enough interest, we'll go live in December & you have first right to convert your reservation to investment. Investment starts at only $100. More info or to make your Investment Reservation at www.wefunder.com/appalachianfc

Legal Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.